UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2009

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CTDC Announces Its Growth Strategy
HONG KONG – September 17, 2009 - China Technology Development Group Corporation
(Nasdaq: CTDC; “we” or "the Company"), a provider of solar energy products and solutions in China, announced today that the Board of Directors of the Company
(the “Board”) has adopted resolutions to implement its merger and acquisition strategy in the green energy industry on September 17, 2009.

To increase shareholders’ value, the management will consider acquisition targets for the following factors, among other things: (a) Capability for technology development and innovation; (b) Distribution channels for end-products; (c) Revenues and cash-inflow; and (d) Growth potential in the industry.

 “At the key turning point of economic recovery and global solar industry development, we believe it is opportune for us to implement our growth strategy through acquisition,” commented by Mr. Alan Li, Chairman and CEO of the Company.
“We have been contacting and negotiating with several acquisition targets and plan to close 4-6 acquisitions of solar product manufacturers by 2010. With strong support from the Board, we are confident to create synergies through integration and lead the Company to the next phase of growth.”

About CTDC:
CTDC is a provider of solar energy products and solutions in China. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China, and Beijing Holdings Limited, the largest integrated conglomerate established by Beijing Municipal Government outside mainland China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C)
expectations regarding market growth, developments and structural changes; D)
expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and
H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,”
“target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it.
Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on
Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.”
Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709
Email: ir@chinactdc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: September 17, 2009	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer